UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                  March 3, 2021

  By E-Mail

  Sebastian Alsheimer
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

           Re:     Boston Private Financial Holdings , Inc.
                   Preliminary Proxy Statement filed by Holdco Opportunities Fund III, L.P.,
                      Holdco Asset Management, LP, VM GP VII LLC, VM GP II LLC, Vikram Ghei and Michael Zaitzeff
                   Filed on February 24, 2021
                   File No. 001-35070

  Dear Mr. Alsheimer:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement
  Reasons for the Solicitation
  Concerns about Process and Motivations , page 5

  1. Please revise the table on page 5 to clarify that the Cash Incentive for 2019 was the amount paid from a possible incentive of $700,000 and that the amount included under the SVB column is the target incentive.

  2. Refer to footnote (a) to the table on page 5. It appears that the total of $3.5 million in the
           SVB column includes $1.5 million in target equity incentive opportunity and $1 million in potentially vested RSUs, assuming the vesting in 2021 of one-fourth of the RSUs.
           Please revise to describe the source of the remaining $1 million. If it is one-third of the performance-vesting RSUs, we note that the vesting appears to be effective in its entirety
 Andrew M. Freedman
Olshan Frome Wolosky LLP
March 21, 2019
Page 2

       at the end of the third year and not annually.

Concerns about Valuation, page 6

3. Please provide us supplemental support for the transactions referenced in the first footnote (1) and tell us what consideration you have given to including such information in the proxy statement.

4. Refer to the table at the top of page 8 and footnote (a). Please revise your disclosure to explain how you selected specific dates when the source materials only referenced a period of time. Were there other dates that you could have selected that would have resulted in a materially different description of your concerns?

5.     Refer to the section captioned    The fairness opinion does not include
an evaluation of
       comparable bank M&A transactions    on page 9. With a view toward
revised disclosure,
       please tell us how you are certain that the financial analyses underlying the financial
       advisor   s opinion did not include a comparable transactions analysis.

Proposal No. 2. Compensation Proposal, page 22

6. Please revise this section and the section for Proposal No. 3 to explain why you recommend a vote against each proposal.

Consequences of Defeating the Boston Private Merger Proposals, page 14

7. Please revise this section to clarify whether the failure to obtain shareholder approval for the merger would allow either the company or SVB to terminate the merger agreement and would, therefore, result in an obligation by the company to pay the $36 million termination fee.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions